EXHIBIT 21.1

SUBSIDIARIES OF NANOSTRING TECHNOLOGIES, INC.

Name of Subsidiary	State or other Jurisdiction of Incorporation
NanoString Technologies Europe Ltd.	United Kingdom
NanoString Technologies SAS	France
NanoString Technologies International, Inc.	Delaware
NanoString Technologies Asia Pacific Limited	Hong Kong